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EXHIBIT (a)(5)(C)

Contacts:	Kinko's, Inc. Chris Barnes 214-550-7055 chris.barnes@kinkos.com	ImageX, Inc. Jose David 425-576-7062 jose.david@imagex.com

KINKO's COMMENCES TENDER OFFER FOR IMAGEX

        DALLAS and SEATTLE—March 19, 2003—Kinko's, Inc. and ImageX, Inc. (NASDAQ: IMGX) announced today that Kinko's ® has commenced its previously announced cash tender offer to acquire all the outstanding shares of ImageX's common stock for $.512 per share.

        Kinko's has effected the tender offer through its wholly owned subsidiary, Kinko's Washington, Inc. The tender offer commenced on March 13, 2003 and is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, April 9, 2003. ImageX shareholders should expect to receive materials about the tender offer shortly, including instructions on how to tender their shares. Those materials were mailed on March 13, 2003.

        The offer is subject to certain conditions, including Kinko's securing not less than a majority of the outstanding ImageX shares. Certain shareholders—including all of ImageX's directors and executive officers, as well as a significant shareholder—have agreed to tender their shares into the tender offer. These shares represent approximately 29 percent of the outstanding shares of ImageX.

        The offer is being made pursuant to a merger agreement dated as of March 3, 2003. Pursuant to the merger agreement, upon completion of the cash tender offer, Kinko's will effect a merger of Kinko's Washington, Inc. with and into ImageX, with ImageX surviving as a wholly-owned subsidiary of Kinko's. At that time, any remaining ImageX shareholders will receive the same cash price paid in the tender offer. The ImageX Board of Directors has unanimously adopted and approved the merger agreement and recommends that ImageX's shareholders accept the offer and tender their shares.

        The Depositary and Information Agent for the tender offer is Mellon Investor Services LLC, Attn: Reorganization Department, 85 Challenger Rd., Mail Stop-Reorg, Ridgefield Park, NJ 07660.

About Kinko's

        Kinko's is the world's leading provider of document solutions and business services. Its global network of more than 20,000 team members and 1,100 digitally connected locations offers access to technology for color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, facilities management, Web-based printing, and document management solutions. Dallas-based Kinko's is a privately held corporation with locations in nine countries. For more information, please visit www.kinkos.com. Products, services and hours vary by location.

About ImageX

        Founded in 1995 and based in Kirkland, WA, ImageX is a leading provider of online solutions for distributing, managing and producing branded print materials. With eight patents issued and more than 40 patents pending, the company's advanced technology designed to reduce costs related to procuring branded communications materials. More information on the company and its services can be obtained from http://www.imagex.com or by calling (877) 682-0880.

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        The news release is for informational purposes only. It does not constitute an offer to purchase shares of ImageX or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. Kinko's has filed with the SEC a tender offer statement on Schedule TO (including an offer to purchase, letter of transmittal and related tender offer documents) and ImageX has filed a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information and security holders of ImageX are advised to carefully read these documents before making any decisions with respect to the tender offer. These documents will be provided by Kinko's and ImageX to ImageX security holders at no expense to such security holders and also may be obtained free at www.sec.gov.

        This release contains forward-looking statements with respect to the completion of the transaction described herein. This forward-looking information is based on certain assumptions, including, among others, the tender of shares by ImageX shareholders, the approval of the transaction by ImageX shareholders, if required, and the satisfaction of certain conditions to the transaction. This forward-looking information may prove to be inaccurate and actual results may differ from those presently anticipated.

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KINKO's COMMENCES TENDER OFFER FOR IMAGEX